RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

August 29, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed July 26, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of August 5, 2016. We have amended the registration statement as needed per the comments and provide this cover letter to respond comment by comment.

General

1.	Please update the disclosure regarding the beneficial ownership of your common stock and the number of record holders of your securities as of a recent practicable date. Please refer to Items 403(a) and 201(b) of Regulation S-K. In this regard, certain disclosures in your registration statement, including stock ownership, are as of January 2016. Throughout the course of the review, please continue to update this information to provide current information as of the most recent date practicable.

The disclosure has been updated.

Executive Compensation, page 30

2.	Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

The disclosure has been updated.

Report of Independent Registered Public Accounting Firm, page 34

3.	We reviewed the revisions to the explanatory paragraph in response to comment 1. The first sentence in the explanatory paragraph is unclear and appears incomplete. Please review the disclosure illustrated in paragraph .13 of PCAOB Auditing Standard 2415 and revise to provide substantially similar disclosure.

The auditor has provided a new Audit Report which addresses your comment.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

4.	Reference is made to the last sentence in the last paragraph which states, "Our opinion is unmodified for this matter." Please remove this sentence from the audit report or explain in detail why it should be included.

The auditor has removed the statement.

Statement of Operations, page 36

5.	We reviewed the response to comment 2. You refer to an "income tax payable amount of 35%." However, income tax payable and your provision for income taxes is not 35% of income before taxes. Please explain the difference.

The tax rate per the IRS schedule is 15%, all disclosures have been updated.

Notes to Financial Statements from March 20, 2015 (Inception) through July 31, 2015, page 39

6.	The disclosures added in response to comment 3 do not satisfy the disclosure requirements at ASC 740-10-50. As such, the comment is repeated in the following paragraph.

Please revise to add a separate note for income taxes to include the applicable disclosures prescribed by ASC 740-10-50. The note has been revised as requested.

Unaudited Financial Statements

7.	Please update the financial statements and financial information included in the filing to include interim periods ended April 30, 2016 and April 30, 2015. Refer to Rule 8-08 of Regulation S-X.

We have updated the financial statements and financial information to include the years ended July 31, 2016 and July 31, 2015.

Notes to Financial Statements for the Six Months Ended January 31, 2016

Note 2 – Summary of Significant Accounting Policies

Advertising, page 50

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

8.	We reviewed the response to comment 5. On page 50 you continue to disclose that advertising expense for the year ended July 31, 2015 was $12,510. Please revise to remove this disclosure.

We have removed the July 31, 2015 advertising expense.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director

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